Exhibit 99.1

FOR IMMEDIATE RELEASE

Atotech Reports Fourth Quarter and Full Year 2020 Results and Provides 2021 Full Year Guidance

•	Reports fourth quarter revenue of $365 million, an increase of 18% over the fourth quarter of 2019, including organic chemistry revenue growth of 5%

•	Delivers net income of $22 million, up significantly over the fourth quarter of 2019

•	Posts adjusted EBITDA of $106 million, a 5% increase over the fourth quarter of 2019

•	Reduces net leverage to 5.1x at year end 2020 (before IPO completion on February 8, 2021)

•	Expects total full year 2021 organic revenue growth to be in the range of 10% to 12%, including full year organic chemistry revenue growth in the range of 8% to 9%

•	Anticipates full year 2021 adjusted EBITDA[1] to be in the range of $405 million to $425 million, an increase of approximately 14%, at the mid-point

BERLIN, Germany - March 4, 2021 – Atotech (NYSE: ATC), a leading specialty chemicals technology company and a market leader in advanced electroplating solutions, today reported its financial results for the fourth quarter and full year 2020 and provided guidance for full year 2021. Total organic chemistry revenue growth, a key performance indicator for the company, increased 5% over the fourth quarter of 2019. Organic chemistry revenue growth reflects chemistry revenue growth excluding the impact of foreign exchange translation (“FX”) and palladium pass-through (“palladium”).

Management Commentary

Geoff Wild, Atotech’s Chief Executive Officer said, “We are very pleased with our fourth quarter performance. We leveraged the continued strength of our Electronics end-markets, as well as the ongoing recovery in global automotive markets, to deliver strong organic growth. In particular, demand for our comprehensive solutions addressing the technical requirements related to the 5G smartphone replacement cycle, including next-generation semiconductor packaging, was robust. Other areas of strength include 5G infrastructure, automotive electrification, and growing demand for sustainable solutions in surface-finishing applications.”

“These secular trends not only provided a constructive backdrop in the fourth quarter, but also present a multi-year opportunity to grow our business, expand share, and deliver strong returns to our shareholders.”

[1]

Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should be considered in addition to, but not as a substitute for, the information provided in accordance with IFRS. A reconciliation for adjusted EBITDA to the most directly comparable IFRS financial measure is provided in the Reconciliation of Adjusted EBITDA to Consolidated Net Income (Loss) table. We are not able to forecast Consolidated net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect Consolidated net income (loss), including, but not limited to, Income taxes, Interest expense, net, and Foreign exchange income (loss).

“Throughout 2020, we continued to invest in our business and made decisions in the long-term best interests of our customers, while carefully managing costs.”

“We completed a new chemistry manufacturing facility in China, invested in multiple digitalization initiatives, including IoT solutions, and maintained our highly trained customer-facing workforce. As we enter this high-growth period in our industry, we believe these decisions have positioned Atotech to take advantage of the many market opportunities in front of us.”

Fourth Quarter 2020 Results

Reported total revenue was $365 million for the fourth quarter, an increase of 18% over the prior year period. Organic revenue for both chemistry and equipment, which reflects total revenue excluding the impact of FX and palladium, increased 9%. FX was a 4% tailwind and palladium increased total revenue by 5% in the quarter. These strong quarterly results were driven by organic chemistry revenue growth of 5%, reflecting increases in both the Electronics (“EL”) and General Metal Finishing (“GMF”) segments.

Adjusted EBITDA was $106 million for the fourth quarter, a 5% increase over the prior year period, reflecting strong organic chemistry volume growth, stable pricing, and the benefits of cost containment actions, partially offset by compensation accruals taken in the fourth quarter.

Adjusted EBITDA margin was 29.1% in the fourth quarter of 2020, which reflects the impact of palladium pass-through, the product mix of chemistry versus equipment, as well as the impact of compensation accruals. Excluding these items, adjusted EBITDA margin was largely in-line with the fourth quarter of 2019.

Strong cash flow generation enabled the company to repay $80 million of its outstanding Holdco notes in the fourth quarter of 2020 and thereby reduce its net leverage to 5.1x full year adjusted EBITDA at year end, and before the proceeds from the company’s IPO, which closed in early February. Pro forma for the application of proceeds from the company’s IPO, net leverage is 3.9x full year adjusted EBITDA at year end.

Fourth Quarter 2020 Segment Highlights

Electronics: Revenue for the fourth quarter in our Electronics segment of $232 million increased 25% over the prior year period. Total organic Electronics revenue increased 14%, consisting of 7% organic chemistry growth and a 56% increase in organic equipment revenue. Palladium and FX were each a 5% tailwind in the quarter.

The organic Electronics revenue increase was driven by strong demand for the company’s leading IC substrates and advanced semiconductor packaging solutions. This demand is being driven by secular trends in 5G infrastructure and smartphone growth, as well as growth in leading-edge consumer electronics, including wearables. These trends are also driving strong demand for our equipment, as our customers actively upgrade to next-generation packaging standards and increase production capacity.

Adjusted EBITDA for our Electronics segment was $70 million in the fourth quarter, an increase of 9% over the prior year period, primarily reflecting strong chemistry volume growth.

General Metal Finishing: Revenue for the fourth quarter in our GMF segment of $133 million increased 7% over the prior year period. Total organic GMF revenue increased 2%, consisting of 3% organic chemistry revenue growth, partially offset by a decline in organic equipment revenue. Palladium and FX added 3% and 2% to revenue in the quarter, respectively.

Organic chemistry revenue growth was primarily driven by the continued global automotive market recovery and solid demand in other industrial end-markets.

Adjusted EBITDA for our GMF segment was $36 million, essentially flat with last year.

Initial Public Offering

Subsequent to year end 2020, the company closed its initial public offering of 29,268,000 shares of common stock at $17.00 per share on February 8, 2021. The gross proceeds to Atotech from the offering were approximately $498 million, before deducting the underwriting discount and offering expenses, and were used to further repay indebtedness and to pay underwriting discounts and offering expenses.

Full Year 2021 Guidance

Regarding the company’s 2021 outlook, Peter Frauenknecht, Atotech’s Chief Financial Officer said, “We expect full year 2021 total organic revenue growth to be in the range of 10% to 12%, including full year organic chemistry revenue growth in the range of 8% to 9%, which excludes the impact of FX and palladium pass-through. This strong outlook is driven by constructive end-markets in both our Electronics and GMF segments. We expect to leverage this organic growth and deliver full year 2021 adjusted EBITDA in the range of $405 million to $425 million, which represents an increase of 14% over 2020, at the mid-point.”

Conference Call

The company will host a conference call today at 8:00 a.m. Eastern time to discuss these results. To participate on the conference call, please dial +1 833-714-3263 (United States) or +1 270-823-1866 (international), using conference ID 3943049. A link to the live audio webcast, and associated materials, will also be available on the company website at investors.atotech.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” and similar expressions and variations or negatives of these words.

These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies, and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, and such differences could be material. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

More information on potential factors that could affect Atotech’s financial results is available in “Forward-Looking Statements”, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within Atotech’s most recent Annual Report on Form 20-F, and in other documents that we have filed with, or furnished to, the U.S. Securities and Exchange Commission, and such factors include, but are not limited to: the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID 19 pandemic, as well as the current and potential travel restrictions, stay at home orders, and other economic restrictions implemented to address it; uncertainty, downturns, and changes in our target markets; foreign currency exchange rate fluctuations; reduced market acceptance and inability to keep pace with evolving technology and trends; loss of customers; increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations; our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation; our failure to compete successfully in product development; our ability to successfully execute our growth initiatives, business strategies, and operating plans; whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all; material costs relating to environmental and health and safety requirements or liabilities; underfunded defined benefit pension plans; risk that the insurance we maintain may not fully cover all potential exposures; failure to comply with the anti-corruption laws of the United States and various international jurisdictions; tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains; political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China; regulations around the production and use of chemical substances that affect our products; the United Kingdom’s withdrawal from the European Union; weak intellectual property rights in jurisdictions outside the United States; intellectual property infringement and product liability claims; our substantial indebtedness; our ability to obtain additional capital on commercially reasonable terms may be limited; risks related to our derivative instruments; our ability to attract, motivate, and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, among other things; natural disasters that may materially adversely affect our business, financial condition, and results of operations; the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities; damage to our brand reputation; Carlyle’s ability to control our common shares; any statements of belief and any statements of assumptions underlying any of the foregoing; and other factors beyond our control.

Non-IFRS Financial Measures

This communication contains certain non-IFRS financial measures designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. However, our use of these non-IFRS financial measures may vary from that of others in our industry. Our non-IFRS metrics have limitations as analytical tools, and you should not consider them in isolation or as alternatives to consolidated net income (loss) or other performance measures derived in accordance with IFRS as measures of operating performance, operating cash flows or liquidity. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. See the Appendix for a reconciliation of the non-IFRS financial measures.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of 4,000 experts in over 40 countries generating annual revenues of $1.2 billion (2020). Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 9,000 customers worldwide. For more information about Atotech, please visit us at atotech.com.

Contacts:

Paul Goldberg

+1 803 504 4731

paul.goldberg@atotech.com

Susanne Richter

+49 30 349 85 418

press@atotech.com

Financial Statement Tables

ATOTECH LIMITED

Income Statement

	Three months ended (unaudited)		Year ended (audited)
($ in millions), except earnings per share	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Revenue	$365.4	$310.4	$1,234.3	$1,187.8
Cost of sales, excluding depreciation and amortization	(173.8)	(128.0)	(558.0)	(488.2)
Depreciation and amortization	(45.4)	(48.2)	(450.3)	(170.1)
Selling, general and administrative expenses	(72.1)	(71.9)	(270.2)	(277.1)
Research and development expenses	(17.6)	(11.3)	(54.4)	(51.2)
Restructuring benefit (expenses)	(0.7)	0.4	(2.5)	(13.4)
Operating profit (loss)	55.8	51.3	(101.2)	187.8
Interest expense	(36.4)	(35.3)	(144.5)	(148.9)
Other income (expense), net	23.4	(3.5)	20.6	23.5
Income (loss) before income taxes	42.8	12.5	(225.1)	62.4
Income tax expense	(20.4)	(16.8)	(64.3)	(54.8)
Consolidated net income (loss)	$22.4	$(4.3)	$(289.4)	$7.6
Earnings per share(a)
Basic earnings (loss) per share	(0.12)	(0.38)	(4.64)	(1.23)
Diluted earnings (loss) per share	(0.12)	(0.38)	(4.64)	(1.23)

(a)	Reflects interest accrued on preference shares. Please refer to Note 6 in our audited financial statements included in our Annual Report on Form 20-F.

	Three months ended (unaudited)		Year ended (audited)
($ in millions)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Consolidated net income (loss)	$22.4	$(4.3)	$(289.4)	$7.6
Other comprehensive income (loss)
Actuarial gains and losses	10.0	(7.7)	(3.8)	(23.0)
Tax effect	(3.0)	2.2	1.1	6.8
Items not potentially reclassifiable to statement of income	7.0	(5.4)	(2.8)	(16.1)
Currency translation adjustment	92.1	65.5	114.9	(20.6)
Hedge reserve	(10.5)	(9.8)	(13.4)	(2.7)
Other	1.5	(0.5)	1.5	(0.5)
Items potentially reclassifiable to statement of income (loss), net of tax	83.1	55.1	103.0	(23.9)
Total other comprehensive income (loss), net amount	$90.2	$49.7	$100.2	$(40.0)
Comprehensive loss	$112.5	$45.3	$(189.2)	$(32.4)

ATOTECH LIMITED

Condensed Consolidated Balance Sheets

	As of (audited)
($ in millions)	Dec. 31, 2020	Dec. 31, 2019
Assets
Non-current assets
Property, plant and equipment	$359.4	$366.4
Intangible assets	1,471.0	1,460.8
Goodwill	804.1	1,046.4
Right-of-use assets	104.1	99.2
Other financial assets	70.3	42.0
Other non-financial assets	2.7	4.0

Total non-current assets	2,811.6	3,018.9

Current assets
Inventories	145.4	124.7
Trade receivables*	262.0	245.6
Other financial assets*	24.9	20.7
Other non-financial assets*	24.1	19.0
Tax assets	46.4	34.2
Cash and cash equivalents	320.1	302.7
Total current assets	822.9	747.0

Total assets	$3,634.5	$3,765.8

Liabilities & shareholders’ equity
Shareholders’ equity
Common shares and preferred shares	102.1	102.1
Paid-in surplus and retained earnings	261.6	550.7
Currency translation adjustment and other reserves	120.0	19.8

Total shareholders’ equity	483.7	672.5

Non-current liabilities
Borrowings	$2,065.7	$2,115.0
Deferred tax liabilities	340.8	340.1
Employee benefits	176.2	156.1
Provisions	13.2	22.2
Lease liabilities	67.7	64.0
Other financial liabilities	1.5	2.6

Total non-current liabilities	2,665.1	2,700.1

Current liabilities
Borrowings	0.5	0.8
Trade payables*	221.0	176.3
Tax liabilities	99.2	77.7
Lease liabilities	13.8	11.1
Other financial liabilities*	38.5	31.5
Other non-financial liabilities*	89.7	73.3
Provisions	23.0	22.5

Total current liabilities	485.8	393.2

Total liabilities & shareholders’ equity	$3,634.5	$3,765.8

*

For reasons of materiality, the new balance sheet items “Other non-financial assets” and “Other non-financial liabilities” were created, which also led to reclassifications of transactions from other financial positions. Please refer to Note 2.1.2 in our audited financial statements included in our Annual Report on Form 20-F.

ATOTECH LIMITED

Consolidated Statement of Cash Flows

	Three months ended (unaudited)		Year ended (audited)
($ in millions)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Operating activities
Consolidated net income (loss)	$22.4	$(4.3)	$(289.4)	$7.6
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	45.4	48.2	450.3	170.1
Income taxes and changes in non-current provisions	19.8	13.2	55.1	58.4
(Gains)/losses on disposals of assets	0.6	0.6	1.5	(5.2)
Net (gain)/loss on financial instruments at fair value	(34.8)	(10.4)	(36.8)	(35.9)
Accrued financial interest costs	33.6	31.8	128.9	132.7
Amortization of deferred financing cost, including original issuance discounts	2.8	3.6	15.6	16.4
Interest paid	(31.5)	(32.0)	(126.9)	(133.0)
Taxes paid	(21.8)	(21.2)	(70.6)	(84.8)
Other	(0.0)	(1.5)	(0.1)	(1.3)
(Increase)/decrease in inventories	4.5	7.1	(10.8)	(3.1)
(Increase)/decrease in trade receivables	(9.8)	(0.0)	(9.1)	(5.7)
Increase/(decrease) in trade payables	55.3	42.1	40.7	48.9
Changes in other assets and liabilities	10.8	(8.5)	12.5	(30.4)

Cash flow provided by operating activities	97.2	68.7	160.6	134.8

Investing activities
Acquisition of subsidiaries, net of cash acquired	0.0	0.0	(2.7)	(4.5)
Intangible assets and property, plant and equipment additions	(14.4)	(27.5)	(52.8)	(75.7)
Increase in non-current loans	(0.0)	0.0	(0.1)	(0.1)
Proceeds from disposals of intangible assets and property, plant and equipment	0.1	2.8	0.2	9.7
Repayments of non-current loans	(0.1)	0.1	0.3	0.3

Cash flow used in investing activities	(14.4)	(24.6)	(55.0)	(70.3)

Financing activities
Issuance of non-current debt	0.1	—	175.1	—
Repayment of non-current debt	(68.2)	(4.0)	(255.2)	(115.8)
Increase (decrease) in current borrowings and bank debt	(15.8)	4.4	(17.4)	(2.0)
Increase (decrease) in current financial assets and liabilities	0.5	(1.0)	0.0	(1.1)
Payment of lease liabilities	(4.0)	(4.4)	(15.3)	(15.9)
Payment of deferred finance costs	(0.0)	0.1	(9.2)	(9.9)
Cash flow used in financing activities	(87.5)	(5.0)	(122.0)	(144.6)

Net decrease in cash and cash equivalents	(4.7)	39.1	(16.4)	(80.1)

Effect of exchange rates	24.3	16.5	33.7	(3.4)
Cash and cash equivalents at the beginning of the period	300.4	247.2	302.7	386.2

Cash and cash equivalents at the end of the period	$320.1	$302.7	$320.1	$302.7

*

For reasons of materiality, the new balance sheet items “Other non-financial assets” and “Other non-financial liabilities” were created, which also led to reclassifications of transactions from other financial positions. Please refer to Note 2.1.2 in our audited financial statements included in our Annual Report on Form 20-F.

ATOTECH LIMITED

Revenue Data

	Three months ended (unaudited)		Year ended (audited)
($ in millions)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Type of goods or service
Chemistry revenue	$318.1	$278.9	$1,114.0	$1,065.5
Equipment revenue	47.3	31.5	120.3	122.3

Total revenue from contracts with customers	365.4	310.4	1,234.3	1,187.8

Geographical market
Asia	272.6	214.3	897.8	808.4
Europe	63.8	65.0	232.2	254.2
Americas	29.0	31.1	104.3	125.2

Total revenue from contracts with customers	$365.4	$310.4	$1,234.3	$1,187.8

ATOTECH LIMITED

Segment Data

	Three months ended (unaudited)						Year ended (audited)
	Dec. 31, 2020			Dec. 31, 2019			Dec. 31 2020			Dec. 31 2019
($ in millions)	EL	GMF	Total	EL	GMF	Total	EL	GMF	Total	EL	GMF	Total
Revenue	$232.4	$133.0	$365.4	$186.2	$124.2	$310.4	$797.7	$436.6	$1,234.3	$682.9	$504.9	$1,187.8
thereof Chemistry revenue	188.8	129.3	318.1	159.2	119.6	278.9	690.0	424.0	1,114.0	596.2	469.3	1,065.5
thereof Equipment revenue	43.6	3.7	47.3	26.9	4.6	31.5	107.7	12.6	120.3	86.7	35.6	122.3
Segment Adjusted EBITDA	70.3	36.0	106.3	64.4	36.4	100.8	259.0	104.9	363.9	241.6	138.5	380.1

ATOTECH LIMITED

Reconciliation of Adjusted EBITDA to Consolidated Net Income (Loss)

	Three months ended (unaudited)		Year ended (audited)
($ in millions)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Consolidated net income (loss)	$22.4	$(4.3)	$(289.4)	$7.6
Interest expense, net	36.4	35.0	142.0	148.1
Income taxes	20.4	16.9	64.3	54.8
Depreciation and amortization (excluding impairment charges)	43.3	42.3	166.4	165.4
EBITDA	122.5	89.8	83.3	375.9
Gain on disposal of fixed assets(a)	—	—	—	(6.1)
Non-cash adjustments(b)	(32.2)	(3.4)	250.7	(10.2)
Foreign exchange loss(c)	11.6	12.0	14.8	(2.4)
Restructuring(d)	0.7	(0.3)	2.5	13.4
Transaction related costs(e)	2.8	2.2	7.6	7.1
Management fee(f)	0.4	0.5	2.7	2.4
COVID-19 adjustment(g)	0.4	—	2.2	—
Adjusted EBITDA	$106.3	$100.8	$363.9	$380.1

thereof EL Segment Adjusted EBITDA	$70.3	$64.4	$259.0	$241.6

thereof GMF Segment Adjusted EBITDA	36.0	36.4	104.9	138.5

(a)	Eliminates the cash impact of gains on the sale of fixed assets.
(b)

Eliminates the non-cash impact of (1) share based compensation, (2) losses on the sale of fixed assets, (3) impairment charges including, for the year ended December 31, 2020, as a result of the negative impact that the COVID 19 pandemic had on demand for products and services and the resulting impairment testing of GMF goodwill, which resulted in an impairment charge of $279.5 million, and (4) mark to market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions and bifurcated embedded derivatives related to certain redemption features of the 6.250% Senior Notes due 2025 and 8.75%/9.50% Senior PIK Toggle Notes. The dollar value of these non-cash adjustments for each period presented above is set forth below:

	Three months ended (unaudited)		Year ended (audited)
($ in millions)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Share based compensation	$0.1	$0.1	$0.3	$0.2
Losses on the sale of fixed assets	0.6	0.6	1.5	0.9
Impairment charges	2.0	5.8	283.9	4.7
Mark-to-market adjustments	(34.8)	(10.0)	(35.0)	(16.0)
Non-cash adjustments	$(32.2)	$(3.4)	$250.7	$(10.2)

(c)	Eliminates net foreign currency transactional gains and losses on balance sheet items.

(d)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.
(e)

Reflects an adjustment to eliminate (1) fees associated with the foreign currency exchange derivatives entered into in conjunction with the Acquisition, (2) professional fees paid to third party advisors in connection with the implementation of strategic initiatives and (3) IPO related costs, linked to the existing equity.

(f)

Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the initial public offering and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company. Management does not view these fees as indicative of the Company’s operational performance and the removal of these fees from Adjusted EBITDA is consistent with the calculation of similar measures under our senior secured credit facilities.

(g)

Eliminates charges in connection with COVID-19, including $1.7 million for masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations and $0.5 million of expenses incurred during locally mandated plant shutdowns in China, Malaysia, India, and Mexico.

ATOTECH LIMITED

Organic Revenue Growth Reconciliation

	Three months ended December 31, 2020 (unaudited)				Year ended December 31, 2020 (audited)
	Reported Revenue Growth	Impact of Currency	Palladium Pass- Through	Organic Growth	Reported Revenue Growth	Impact of Currency	Palladium Pass- Through	Organic Growth
Electronics	25%	(5%)	(5%)	14%	17%	(1%)	(9%)	7%
General Metal Finishing	7%	(2%)	(3%)	2%	(14)%	1%	(3%)	(16)%

Total	18%	(4%)	(5%)	9%	4%	—	(6%)	(2)%